Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	September 30,	December 31,
	2023	2022
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$192,996	$520,451
Accounts receivable, net	375,929	256,669
Costs and estimated earnings in excess of billings	40,985	6,510
Inventories	243,136	212,491
Other current assets	17,976	20,787
Current assets held for sale	1,702	1,468
Current portion of tax receivable agreement interests	4,400	—
Total current assets	877,124	1,018,376
Property, plant and equipment, less accumulated depreciation, depletion and amortization (September 30, 2023 - $1,387,348 and December 31, 2022 - $1,267,557)	1,974,532	1,813,702
Goodwill	1,242,472	1,133,546
Intangible assets, less accumulated amortization (September 30, 2023 - $18,115 and December 31, 2022 - $15,503)	68,814	71,384
Operating lease right-of-use assets	38,380	37,889
Other assets	51,201	44,809
Tax receivable agreement interest, net of current portion	118,535	—
Total assets	$4,371,058	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$3,822	$5,096
Current portion of acquisition-related liabilities	7,028	13,718
Accounts payable	172,982	104,430
Accrued expenses	148,105	120,708
Current operating lease liabilities	8,745	7,296
Billings in excess of costs and estimated earnings	8,539	5,739
Total current liabilities	349,221	256,987
Long-term debt	1,488,069	1,488,569
Acquisition-related liabilities	27,633	29,051
Noncurrent operating lease liabilities	34,838	35,737
Other noncurrent liabilities	165,195	166,212
Total liabilities	2,064,956	1,976,556
Commitments and contingencies (see note 11)
Members' equity	1,429,956	1,425,278
Accumulated earnings	897,227	739,248
Accumulated other comprehensive loss	(21,081)	(21,376)
Total members' interest	2,306,102	2,143,150
Total liabilities and members' interest	$4,371,058	$4,119,706

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Revenue:
Product	$641,778	$587,138	$1,609,664	$1,485,746
Service	100,182	98,871	219,939	224,676
Net revenue	741,960	686,009	1,829,603	1,710,422
Delivery and subcontract revenue	52,837	66,738	129,732	149,826
Total revenue	794,797	752,747	1,959,335	1,860,248
Cost of revenue (excluding items shown separately below):
Product	412,784	392,187	1,086,299	1,042,888
Service	77,538	76,011	173,568	179,807
Net cost of revenue	490,322	468,198	1,259,867	1,222,695
Delivery and subcontract cost	52,837	66,738	129,732	149,826
Total cost of revenue	543,159	534,936	1,389,599	1,372,521
General and administrative expenses	50,895	39,232	150,731	136,897
Depreciation, depletion, amortization and accretion	57,452	52,133	163,133	150,483
Transaction costs	17,442	727	19,518	2,637
Gain on sale of property, plant and equipment	(2,134)	(1,343)	(5,787)	(6,293)
Operating income	127,983	127,062	242,141	204,003
Interest expense	28,013	21,980	83,335	62,728
Loss on debt financings	—	—	493	—
Gain on sale of businesses	—	(4,115)	—	(174,373)
Other income, net	(3,581)	(3,283)	(14,769)	(4,956)
Income from operations before taxes	103,551	112,480	173,082	320,604
Income tax expense	8,451	7,147	15,103	19,557
Net income attributable to Summit LLC	$95,100	$105,333	$157,979	$301,047

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Net income	$95,100	$105,333	$157,979	$301,047
Other comprehensive income (loss):
Foreign currency translation adjustment	(3,810)	(10,247)	295	(14,113)
Comprehensive income attributable to Summit LLC	$91,290	$95,086	$158,274	$286,934

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine months ended
	September 30, 2023	October 1, 2022
Cash flows from operating activities:
Net income	$157,979	$301,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	168,758	160,162
Share-based compensation expense	15,116	15,058
Net gain on asset and business disposals	(5,790)	(180,240)
Non-cash loss on debt financings	161	—
Change in deferred tax asset, net	(134)	3,842
Other	(105)	(396)
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(107,349)	(96,724)
Inventories	(23,935)	(53,762)
Costs and estimated earnings in excess of billings	(34,463)	(32,042)
Other current assets	38	(6,961)
Other assets	6,608	3,432
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	47,980	43,899
Accrued expenses	19,035	(21,780)
Billings in excess of costs and estimated earnings	2,812	646
Other liabilities	(3,088)	(4,601)
Net cash provided by operating activities	243,623	131,580
Cash flows from investing activities:
Acquisitions, net of cash acquired	(239,508)	(1,933)
Purchases of property, plant and equipment	(182,182)	(189,008)
Proceeds from the sale of property, plant and equipment	9,760	8,298
Proceeds from sale of businesses	—	373,790
Other	(3,602)	(2,214)
Net cash (used in) provided by investing activities	(415,532)	188,933
Cash flows from financing activities:
Capital (distributions to) contributions by member	112	(100,781)
Debt issuance costs	(1,566)	—
Payments on debt	(8,520)	(113,769)
Cash paid for tax receivable agreement interests	(122,935)	—
Payments on acquisition-related liabilities	(12,203)	(12,964)
Distributions	(4,538)	(34,155)
Other	(6,011)	(774)
Net cash used in financing activities	(155,661)	(262,443)
Impact of foreign currency on cash	115	(1,732)
Net (decrease) increase in cash	(327,455)	56,338
Cash and cash equivalents – beginning of period	520,451	380,961
Cash and cash equivalents – end of period	$192,996	$437,299

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Members' Interest
(In thousands)

	Total Members' Interest
			Accumulated
			other	Total
	Members'	Accumulated	comprehensive	members'
	equity	earnings	loss	interest
Balance — December 31, 2022	$1,425,278	$739,248	$(21,376)	$2,143,150
Net contributed capital	15	—	—	15
Net loss	—	(37,211)	—	(37,211)
Other comprehensive loss	—	—	203	203
Share-based compensation	4,708	—	—	4,708
Shares redeemed to settle taxes and other	(5,719)	—	—	(5,719)
Balance — April 1, 2023	$1,424,282	$702,037	$(21,173)	$2,105,146
Net contributed capital	69	—	—	69
Net income	—	100,090	—	100,090
Other comprehensive income	—	—	3,902	3,902
Share-based compensation	5,216	—	—	5,216
Shares redeemed to settle taxes and other	881	—	—	881
Balance — July 1, 2023	$1,430,448	$802,127	$(17,271)	$2,215,304
Net contributed capital	28	—	—	28
Net income	—	95,100	—	95,100
Other comprehensive loss	—	—	(3,810)	(3,810)
Distributions	(4,538)	—	—	(4,538)
Share-based compensation	5,192	—	—	5,192
Shares redeemed to settle taxes and other	(1,174)	—	—	(1,174)
Balance — September 30, 2023	$1,429,956	$897,227	$(21,081)	$2,306,102

Balance — January 1, 2022	$1,507,859	$393,111	$(16,026)	$1,884,944
Net contributed capital	(47,482)	—	—	(47,482)
Net loss	—	(46,387)	—	(46,387)
Other comprehensive loss	—	—	1,744	1,744
Share-based compensation	5,422	—	—	5,422
Shares redeemed to settle taxes and other	(1,180)	—	—	(1,180)
Balance — April 2, 2022	$1,464,619	$346,724	$(14,282)	$1,797,061
Net contributed capital	96	—	—	96
Net income	—	242,101	—	242,101
Other comprehensive income	—	—	(5,610)	(5,610)
Distributions	(25)	—	—	(25)
Share-based compensation	4,734	—	—	4,734
Shares redeemed to settle taxes and other	991	—	—	991
Balance — July 2, 2022	$1,470,415	$588,825	$(19,892)	$2,039,348
Net contributed capital	(53,395)	—	—	(53,395)
Net income	—	105,333	—	105,333
Other comprehensive loss	—	—	(10,247)	(10,247)
Distributions	(34,130)	—	—	(34,130)
Share-based compensation	4,902	—	—	4,902
Shares redeemed to settle taxes and other	(585)	—	—	(585)
Balance — October 1, 2022	$1,387,207	$694,158	$(30,139)	$2,051,226

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2022. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of September 30, 2023, the results of operations for the three and nine months ended September 30, 2023 and October 1, 2022 and cash flows for the nine months ended September 30, 2023 and October 1, 2022.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, tax receivable agreement ("TRA") asset, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and nine months ended September 30, 2023 or October 1, 2022.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products: Revenue for product sales is recognized when the performance obligation is satisfied, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on a method similar to percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

Estimating costs to be incurred for revenue recognition involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

Prior Year Reclassifications — We have reclassified transaction costs of $0.7 million and $2.6 million for the three and nine months ended October 1, 2022, respectively, from general and administrative expenses to a separate line item included in operating income to conform to the current year presentation.

2. ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLES

The financial results of each acquisition have been included in the Company’s consolidated results of operations beginning on the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized.

The following table summarizes the Company’s acquisitions by region and period:

	Nine months ended	Year ended
	September 30, 2023	December 31, 2022
West	3	—
East	1	2

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the nine months ended September 30, 2023, as well as the acquisitions completed during 2022 that occurred after October 1, 2022, have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Nine months ended	Year ended
	September 30, 2023	December 31, 2022
Financial assets	$12,747	$297
Inventories	6,694	161
Property, plant and equipment	124,051	30,041
Other assets	1,550	1,116
Financial liabilities	(11,973)	(1,120)
Other long-term liabilities	(768)	(1,589)
Net assets acquired	132,301	28,906
Goodwill	108,803	—
Purchase price	241,104	28,906
Acquisition-related liabilities	—	(6,176)
Other	(1,596)	—
Net cash paid for acquisitions	$239,508	$22,730

Changes in the carrying amount of goodwill, by reportable segment, from December 31, 2022 to September 30, 2023 are summarized as follows:

	West	East	Cement	Total
Balance—December 31, 2022	$567,389	$361,501	$204,656	$1,133,546
Acquisitions (1)	108,803	—	—	108,803
Foreign currency translation adjustments	123	—	—	123
Balance—September 30, 2023	$676,315	$361,501	$204,656	$1,242,472
_______________________________________________________________________
(1) Reflects goodwill from 2023 acquisitions.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has certain rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	September 30, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$38,677	$(5,291)	$33,386	$38,677	$(4,109)	$34,568
Mineral leases	17,778	(7,452)	10,326	18,091	(7,056)	11,035
Reserve rights	25,586	(4,814)	20,772	25,242	(3,872)	21,370
Other	4,888	(558)	4,330	4,877	(466)	4,411
Total intangible assets	$86,929	$(18,115)	$68,814	$86,887	$(15,503)	$71,384

Amortization expense totaled $0.8 million and $2.6 million for the three and nine months ended September 30, 2023, respectively, and $0.8 million and $2.6 million for the three and nine months ended October 1, 2022, respectively The estimated amortization expense for the intangible assets for each of the five years subsequent to September 30, 2023 is as follows:

2023 (three months)	$1,001
2024	4,011
2025	3,969
2026	3,920
2027	3,908
2028	3,910
Thereafter	48,095
Total	$68,814

In September 2023, Summit Inc. entered into a definitive agreement to acquire all of the outstanding equity interests of Argos North America Corp. (“Argos USA”) in a cash and stock transaction valued at $3.2 billion. Argos USA is among the largest cement producers with four integrated cement plants and approximately 140 ready-mix plants in the Southeast, Mid-Atlantic and Texas geographies. Under the terms of the agreement, the shareholders of Argos USA will receive approximately $1.2 billion in cash subject to closing adjustments and approximately 54.7 million shares of Summit Inc.'s Class A common stock. In connection with the agreement, the Company has obtained committed financing in the form of a $1.3 billion 364-day term loan bridge facility to finance the cash consideration to be paid to the shareholders of Argos USA. The Company expects to enter into permanent financing agreements prior to the transaction closing, which would reduce any amounts that may ultimately be borrowed under the term loan bridge facility. The transaction closing is expected to occur prior to the end of the first quarter of 2024, subject to customary closing conditions, including regulatory approvals and approval by Summit Inc.'s stockholders.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and nine months ended September 30, 2023 and October 1, 2022 is as follows:

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Revenue by product*:
Aggregates	$179,819	$163,524	$505,984	$448,397
Cement	115,135	112,489	267,755	241,858
Ready-mix concrete	213,325	189,081	551,673	530,001
Asphalt	117,896	106,804	236,340	218,083
Paving and related services	110,370	120,327	226,928	249,547
Other	58,252	60,522	170,655	172,362
Total revenue	$794,797	$752,747	$1,959,335	$1,860,248
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Trade accounts receivable	$305,436	$215,766
Construction contract receivables	64,438	37,067
Retention receivables	13,165	11,048
Accounts receivable	383,039	263,881
Less: Allowance for doubtful accounts	(7,110)	(7,212)
Accounts receivable, net	$375,929	$256,669

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Aggregate stockpiles	$165,071	$148,347
Finished goods	43,316	33,622
Work in process	11,220	8,191
Raw materials	23,529	22,331
Total	$243,136	$212,491

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Interest	$10,677	$24,625
Payroll and benefits	48,595	34,485
Finance lease obligations	3,399	6,959
Insurance	23,874	18,127
Non-income taxes	14,835	5,101
Deferred asset purchase payments	5,892	5,131
Professional fees	11,980	924
Other (1)	28,853	25,356
Total	$148,105	$120,708
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Term Loan, due 2027:
$505.7 million and $509.6 million, net of $4.2 million and $5.0 million discount at September 30, 2023 and December 31, 2022, respectively	$501,492	$504,549
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	700,000
Total	1,501,492	1,504,549
Current portion of long-term debt	3,822	5,096
Long-term debt	$1,497,670	$1,499,453

The contractual payments of long-term debt, including current maturities, for the five years subsequent to September 30, 2023, are as follows:

2023 (three months)	$1,274
2024	3,822
2025	6,369
2026	5,096
2027	789,177
2028	—
Thereafter	700,000
Total	1,505,738
Less: Original issue net discount	(4,246)
Less: Capitalized loan costs	(9,601)
Total debt	$1,491,891

Senior Notes—On August 11, 2020, Summit LLC and Summit Finance (together, the “Issuers”) issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2029 Notes Indenture"). The 2029 Notes Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2029 Notes Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2029 Notes Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of September 30, 2023 and December 31, 2022, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $505.7 million and revolving credit commitments in an aggregate amount of $395.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2023 payment. The interest rate on the term loan is a variable rate, it was 8.57% as of September 30, 2023. In 2022, the Company repaid $95.6 million of its term loan under provisions related to divestitures of businesses.

On December 14, 2022, Summit Materials, LLC entered into Amendment No. 5 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which among other things, (a) refinanced the existing $509.6 million of existing term loans with new term loans under the Term Loan Facility bearing interest, at Summit LLC’s option, based on either the base rate or Term Secured Overnight Financing Rate (“SOFR”) rate and an applicable margin of (i) 2.00% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 3.00% per annum with respect to Term SOFR borrowings, with a SOFR adjustment of 0.10% per annum and a floor of zero, and (b) extended the maturity date to December 14, 2027.

On January 10, 2023, Summit Materials, LLC entered into Amendment No. 6 to the Credit Agreement, which among other things, increased the maximum amount available to $395.0 million and extended the maturity date to January 10, 2028. The revolving credit agreement bears interest per annum equal to a Term SOFR Rate with a SOFR adjustment of 0.10% per annum and a floor of zero.

There were no outstanding borrowings under the revolving credit facility as of September 30, 2023 and December 31, 2022, with borrowing capacity of $374.1 million remaining as of September 30, 2023, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of September 30, 2023 and December 31, 2022, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

In September 2023, in connection with our agreement to combine with Argos USA, we obtained a $1.3 billion 364-day term loan bridge facility commitment from various financial institutions. The term loan bridge facility may only be drawn to close the transaction. We expect to obtain permanent financing prior to our combination with Argos USA, at which time the term loan bridge facility commitment will expire.

The following table presents the activity for the deferred financing fees for the nine months ended September 30, 2023 and October 1, 2022:

Deferred financing fees
Balance—December 31, 2022	$11,489
Loan origination fees	1,566
Amortization	(1,838)
Write off of deferred financing fees	(160)
Balance—September 30, 2023	$11,057

Balance - January 1, 2022	$13,049
Amortization	(2,028)
Balance -October 1, 2022	$11,021

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.20% and (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of September 30, 2023 or December 31, 2022, which may be terminated upon demand.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) basis differences in assets divested, (3) state income taxes and the effect of graduated tax rates and (4) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the three and nine months ended September 30, 2023 and October 1, 2022.

In 2015, Summit Inc. entered into a TRA with the holders of LP Units and certain other pre-initial public offering owners that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. actually realizes (or, under certain circumstances such as an early termination of the TRA, is deemed to realize) as the result of increases in the tax basis of tangible and intangible assets of Summit Holdings and certain other tax benefits related to entering into the TRA, including the tax benefits attributable to payments under the TRA.

In the third quarter of 2023, Summit LLC reached an agreement to acquire all of the rights and interests in the TRA from affiliates of Blackstone Inc. and certain other TRA holders for cash consideration of $122.9 million. In connection with these transactions, Summit LLC and Summit Inc. reached an agreement whereby the maximum amount Summit Inc is obligated to pay Summit LLC for the TRA interests acquired is limited to the amount Summit LLC paid for the TRA interests.

Each year, Summit Inc updates the estimated timing as to when TRA payments are expected to be made. The timing and cash tax savings of those payments can cause variations in the future value of the TRA tax attributes.. Summit LLC expects to fully realize the value its TRA interests held via future payments from Summit Inc.

As of September 30, 2023, Summit LLC had a current TRA interest asset of $4.4 million and a noncurrent TRA interest asset of $118.5 million.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

			Accumulated
		Foreign currency	other
	Change in	translation	comprehensive
	retirement plans	adjustments	(loss) income
Balance — December 31, 2022	$(762)	$(20,614)	$(21,376)
Foreign currency translation adjustment	—	295	295
Balance — September 30, 2023	$(762)	$(20,319)	$(21,081)

Balance — January 1, 2022	$(7,243)	$(8,783)	$(16,026)
Foreign currency translation adjustment	—	(14,113)	(14,113)
Balance — October 1, 2022	$(7,243)	$(22,896)	$(30,139)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Nine months ended
	September 30, 2023	October 1, 2022
Cash payments:
Interest	$88,400	$70,184
Payments for income taxes, net	13,602	15,888
Operating cash payments on operating leases	7,578	7,112
Operating cash payments on finance leases	400	890
Finance cash payments on finance leases	6,137	13,465
Non cash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	$22,244	$16,778
Right of use assets obtained in exchange for operating lease obligations	6,371	13,302
Right of use assets obtained in exchange for finance leases obligations	413	258

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Accounting Standards Update No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Operating lease cost	$2,903	$2,398	$8,241	$7,181
Variable lease cost	39	70	103	225
Short-term lease cost	13,238	11,916	30,692	31,097
Financing lease cost:
Amortization of right-of-use assets	483	1,235	2,015	4,598
Interest on lease liabilities	118	239	399	879
Total lease cost	$16,781	$15,858	$41,450	$43,980

			September 30, 2023	December 31, 2022
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets			$38,380	$37,889

Current operating lease liabilities			$8,745	$7,296
Noncurrent operating lease liabilities			34,838	35,737
Total operating lease liabilities			$43,583	$43,033
Finance leases:
Property and equipment, gross			$20,030	$32,119
Less accumulated depreciation			(9,893)	(14,992)
Property and equipment, net			$10,137	$17,127

Current finance lease liabilities			$3,399	$6,959
Long-term finance lease liabilities			5,180	7,167
Total finance lease liabilities			$8,579	$14,126

Weighted average remaining lease term (years):
Operating leases			8.4	9.1
Finance lease			3.4	2.8

Weighted average discount rate:
Operating leases			5.1%	4.7%
Finance leases			5.9%	5.3%

Maturities of lease liabilities, as of September 30, 2023, were as follows:
			Operating Leases	Finance Leases
2023 (three months)			$2,739	$1,283
2024			10,294	3,052
2025			8,165	2,435
2026			6,414	990
2027			4,760	760
2028			3,450	513
Thereafter			17,600	570
Total lease payments			53,422	9,603
Less imputed interest			(9,839)	(1,024)
Present value of lease payments			$43,583	$8,579

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of September 30, 2023 and December 31, 2022, $36.3 million and $36.3 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $5.3 million and $4.0 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of September 30, 2023 and December 31, 2022 were $123.1 million and $124.9 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of September 30, 2023 and December 31, 2022 was:

	September 30, 2023	December 31, 2022
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$139	$336
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$9,296	$4,981

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of September 30, 2023 and October 1, 2022.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of September 30, 2023 and December 31, 2022 was:

	September 30, 2023		December 31, 2022
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$1,434,238	$1,501,492	$1,447,673	$1,504,549
Level 3
Current portion of deferred consideration and noncompete obligations(2)	6,889	6,889	13,382	13,382
Long term portion of deferred consideration and noncompete obligations(3)	18,337	18,337	24,070	24,070
(1)$3.8 million and $5.1 million was included in current portion of debt as of September 30, 2023 and December 31, 2022, respectively.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 1, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion and share-based compensation, as well as various other non-recurring, non-cash amounts.

The West and East segments have several subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and October 1, 2022:

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Revenue*:
West	$496,638	$439,411	$1,178,258	$1,075,393
East	176,840	193,421	493,766	525,064
Cement	121,319	119,915	287,311	259,791
Total revenue	$794,797	$752,747	$1,959,335	$1,860,248
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Income from operations before taxes	$103,551	$112,480	$173,082	$320,604
Interest expense	28,013	21,980	83,335	62,728
Depreciation, depletion and amortization	56,691	51,439	160,921	148,373
Accretion	761	694	2,212	2,110
Loss on debt financings	—	—	493	—
Gain on sale of businesses	—	(4,115)	—	(174,373)
Non-cash compensation	5,192	4,902	15,116	15,058
Argos USA acquisition and integration costs	17,859	—	17,859	—
Other	(3,548)	(2,492)	(11,553)	(2,315)
Total Adjusted EBITDA	$208,519	$184,888	$441,465	$372,185

Total Adjusted EBITDA by Segment:
West	$117,846	$98,281	$255,041	$215,617
East	50,089	44,119	116,558	98,949
Cement	50,355	46,597	103,237	84,019
Corporate and other	(9,771)	(4,109)	(33,371)	(26,400)
Total Adjusted EBITDA	$208,519	$184,888	$441,465	$372,185

	Nine months ended
	September 30, 2023	October 1, 2022
Purchases of property, plant and equipment
West	$98,025	$85,462
East	45,754	65,116
Cement	28,914	30,503
Total reportable segments	172,693	181,081
Corporate and other	9,489	7,927
Total purchases of property, plant and equipment	$182,182	$189,008

	Three months ended		Nine months ended
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Depreciation, depletion, amortization and accretion:
West	$28,701	$24,908	$83,218	$71,495
East	15,586	15,445	46,839	48,655
Cement	12,143	10,959	30,032	27,993
Total reportable segments	56,430	51,312	160,089	148,143
Corporate and other	1,022	821	3,044	2,340
Total depreciation, depletion, amortization and accretion	$57,452	$52,133	$163,133	$150,483

	September 30, 2023	December 31, 2022
Total assets:
West	$1,932,418	$1,565,776
East	1,191,237	1,151,223
Cement	914,416	873,604
Total reportable segments	4,038,071	3,590,603
Corporate and other	332,987	529,103
Total	$4,371,058	$4,119,706

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantors in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the Guarantors or Non-Guarantors operated as independent entities.

Condensed Consolidating Balance Sheets
September 30, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$169,370	$3,556	$33,135	$(13,065)	$192,996
Accounts receivable, net	2,232	341,351	32,478	(132)	375,929
Intercompany receivables	302,181	2,152,362	—	(2,454,543)	—
Cost and estimated earnings in excess of billings	—	39,746	1,239	—	40,985
Inventories	—	236,913	6,223	—	243,136
Other current assets	12,896	9,848	1,334	—	24,078
Total current assets	486,679	2,783,776	74,409	(2,467,740)	877,124
Property, plant and equipment, net	31,982	1,865,176	77,374	—	1,974,532
Goodwill	—	1,185,739	56,733	—	1,242,472
Intangible assets, net	—	64,486	4,328	—	68,814
Operating lease right-of-use assets	3,987	30,048	4,345	—	38,380
Other assets	5,301,038	220,772	774	(5,352,848)	169,736
Total assets	$5,823,686	$6,149,997	$217,963	$(7,820,588)	$4,371,058
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$3,822	$—	$—	$—	$3,822
Current portion of acquisition-related liabilities	—	7,028	—	—	7,028
Accounts payable	6,524	155,276	11,314	(132)	172,982
Accrued expenses	62,279	94,833	4,058	(13,065)	148,105
Current operating lease liabilities	910	7,276	559	—	8,745
Intercompany payables	1,942,556	509,873	2,114	(2,454,543)	—
Billings in excess of costs and estimated earnings	—	7,480	1,059	—	8,539
Total current liabilities	2,016,091	781,766	19,104	(2,467,740)	349,221
Long-term debt	1,488,069	—	—	—	1,488,069
Acquisition-related liabilities	—	27,633	—	—	27,633
Noncurrent operating lease liabilities	8,135	23,041	3,662	—	34,838
Other noncurrent liabilities	5,289	207,728	116,599	(164,421)	165,195
Total liabilities	3,517,584	1,040,168	139,365	(2,632,161)	2,064,956
Total members' interest	2,306,102	5,109,829	78,598	(5,188,427)	2,306,102
Total liabilities and members' interest	$5,823,686	$6,149,997	$217,963	$(7,820,588)	$4,371,058

Condensed Consolidating Balance Sheets
December 31, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$498,307	$2,864	$26,298	$(7,018)	$520,451
Accounts receivable, net	1,528	233,039	22,127	(25)	256,669
Intercompany receivables	329,744	1,937,390	—	(2,267,134)	—
Cost and estimated earnings in excess of billings	—	5,861	649	—	6,510
Inventories	—	206,418	6,073	—	212,491
Other current assets	4,755	16,341	1,159	—	22,255
Total current assets	834,334	2,401,913	56,306	(2,274,177)	1,018,376
Property, plant and equipment, net	21,306	1,710,972	81,424	—	1,813,702
Goodwill	—	1,076,935	56,611	—	1,133,546
Intangible assets, net	—	66,972	4,412	—	71,384
Operating lease right-of-use assets	4,665	28,310	4,914	—	37,889
Other assets	4,599,488	204,644	1,220	(4,760,543)	44,809
Total assets	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$5,096	$—	$—	$—	$5,096
Current portion of acquisition-related liabilities	—	13,718	—	—	13,718
Accounts payable	3,553	93,096	7,806	(25)	104,430
Accrued expenses	54,417	70,433	2,876	(7,018)	120,708
Current operating lease liabilities	921	5,637	738	—	7,296
Intercompany payables	1,750,352	513,494	3,288	(2,267,134)	—
Billings in excess of costs and estimated earnings	—	4,956	783	—	5,739
Total current liabilities	1,814,339	701,334	15,491	(2,274,177)	256,987
Long-term debt	1,488,569	—	—	—	1,488,569
Acquisition-related liabilities	—	29,051	—	—	29,051
Noncurrent operating lease liabilities	8,726	22,871	4,140	—	35,737
Other noncurrent liabilities	5,009	208,185	117,439	(164,421)	166,212
Total liabilities	3,316,643	961,441	137,070	(2,438,598)	1,976,556
Total members' interest	2,143,150	4,528,305	67,817	(4,596,122)	2,143,150
Total liabilities and members' interest	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706

Condensed Consolidating Statements of Operations
For the three months ended September 30, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$759,491	$36,792	$(1,486)	$794,797
Cost of revenue (excluding items shown separately below)	—	519,059	25,586	(1,486)	543,159
General and administrative expenses	33,073	31,548	1,582	—	66,203
Depreciation, depletion, amortization and accretion	1,022	53,779	2,651	—	57,452
Operating (loss) income	(34,095)	155,105	6,973	—	127,983
Other income, net	(171,236)	(106)	(553)	168,314	(3,581)
Interest expense (income)	41,642	(15,002)	1,373	—	28,013
Income from operation before taxes	95,499	170,213	6,153	(168,314)	103,551
Income tax expense	399	6,407	1,645	—	8,451
Net income attributable to Summit LLC	$95,100	$163,806	$4,508	$(168,314)	$95,100
Comprehensive income attributable to member of Summit Materials, LLC	$91,290	$163,806	$8,318	$(172,124)	$91,290

Condensed Consolidating Statements of Operations
For the nine months ended September 30, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,863,825	$99,354	$(3,844)	$1,959,335
Cost of revenue (excluding items shown separately below)	—	1,324,138	69,305	(3,844)	1,389,599
General and administrative expenses	66,947	92,502	5,013	—	164,462
Depreciation, depletion, amortization and accretion	3,044	151,850	8,239	—	163,133
Operating (loss) income	(69,991)	295,335	16,797	—	242,141
Other income, net	(351,086)	(1,653)	(1,662)	340,125	(14,276)
Interest expense (income)	121,917	(42,695)	4,113	—	83,335
Income from operation before taxes	159,178	339,683	14,346	(340,125)	173,082
Income tax expense	1,199	10,043	3,861	—	15,103
Net income attributable to Summit LLC	$157,979	$329,640	$10,485	$(340,125)	$157,979
Comprehensive income attributable to member of Summit Materials, LLC	$158,274	$329,640	$10,190	$(339,830)	$158,274

Condensed Consolidating Statements of Operations
For the three months ended October 1, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$718,510	$37,112	$(2,875)	$752,747
Cost of revenue (excluding items shown separately below)	—	511,848	25,963	(2,875)	534,936
General and administrative expenses	9,138	27,717	1,761	—	38,616
Depreciation, depletion, amortization and accretion	822	48,442	2,869	—	52,133
Operating (loss) income	(9,960)	130,503	6,519	—	127,062
Other income, net	(147,353)	(399)	(106)	144,575	(3,283)
Interest expense (income)	35,536	(14,926)	1,370	—	21,980
(Gain) loss on sale of business	(5,120)	1,005	—	—	(4,115)
Income from operation before taxes	106,977	144,823	5,255	(144,575)	112,480
Income tax expense	1,644	4,119	1,384	—	7,147
Net income attributable to Summit LLC	$105,333	$140,704	$3,871	$(144,575)	$105,333
Comprehensive income attributable to member of Summit Materials, LLC	$95,086	$140,704	$14,118	$(154,822)	$95,086

Condensed Consolidating Statements of Operations
For the nine months ended October 1, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,770,642	$97,972	$(8,366)	$1,860,248
Cost of revenue (excluding items shown separately below)	—	1,310,495	70,392	(8,366)	1,372,521
General and administrative expenses	42,360	85,816	5,065	—	133,241
Depreciation, depletion, amortization and accretion	2,341	139,280	8,862	—	150,483
Operating (loss) income	(44,701)	235,051	13,653	—	204,003
Other income, net	(320,069)	(1,384)	(17)	316,514	(4,956)
Interest expense (income)	103,017	(44,399)	4,110	—	62,728
Gain on sale of business	(131,721)	(42,652)	—	—	(174,373)
Income from operation before taxes	304,072	323,486	9,560	(316,514)	320,604
Income tax expense	3,025	13,985	2,547	—	19,557
Net income attributable to Summit LLC	$301,047	$309,501	$7,013	$(316,514)	$301,047
Comprehensive income attributable to member of Summit Materials, LLC	$286,934	$309,501	$21,126	$(330,627)	$286,934

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(124,375)	$352,592	$15,406	$—	$243,623
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(239,508)	—	—	(239,508)
Purchase of property, plant and equipment	(9,490)	(168,843)	(3,849)	—	(182,182)
Proceeds from the sale of property, plant, and equipment	—	9,265	495	—	9,760
Other	—	(3,602)	—	—	(3,602)
Net cash used in investing activities	(9,490)	(402,688)	(3,354)	—	(415,532)
Cash flow from financing activities:
Capital distributions to member	(240,992)	241,104	—	—	112
Loans received from and payments made on loans from other Summit Companies	181,538	(170,376)	(5,115)	(6,047)	—
Payments on long-term debt	(3,822)	(4,698)	—	—	(8,520)
Cash paid for tax receivable agreement interests	(122,935)	—	—	—	(122,935)
Payments on acquisition-related liabilities	—	(12,203)	—	—	(12,203)
Debt issuance costs	(1,566)	—	—	—	(1,566)
Distributions from partnership	(4,538)	—	—	—	(4,538)
Other	(2,757)	(3,039)	(215)	—	(6,011)
Net cash (used in) provided by financing activities	(195,072)	50,788	(5,330)	(6,047)	(155,661)
Impact of cash on foreign currency	—	—	115	—	115
Net (decrease) increase in cash	(328,937)	692	6,837	(6,047)	(327,455)
Cash — Beginning of period	498,307	2,864	26,298	(7,018)	520,451
Cash — End of period	$169,370	$3,556	$33,135	$(13,065)	$192,996

Condensed Consolidating Statements of Cash Flows
For the nine months ended October 1, 2022

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(109,265)	$225,563	$15,282	$—	$131,580
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(1,933)	—	—	(1,933)
Purchase of property, plant and equipment	(7,927)	(177,028)	(4,053)	—	(189,008)
Proceeds from the sale of property, plant, and equipment	—	8,033	265	—	8,298
Proceeds from the sale of a business	5,924	367,866	—	—	373,790
Other	—	(2,214)	—	—	(2,214)
Net cash (used in) provided by investing activities	(2,003)	194,724	(3,788)	—	188,933
Cash flow from financing activities:
Capital distributions to member	(102,713)	1,932	—	—	(100,781)
Loans received from and payments made on loans from other Summit Companies	402,030	(396,330)	(5,448)	(252)	—
Payments on long-term debt	(100,400)	(13,369)	—	—	(113,769)
Payments on acquisition-related liabilities	—	(12,964)	—	—	(12,964)
Distributions from partnership	(34,155)	—	—	—	(34,155)
Other	(754)	(20)	—	—	(774)
Net cash provided by (used in) financing activities	164,008	(420,751)	(5,448)	(252)	(262,443)
Impact of cash on foreign currency	—	—	(1,732)	—	(1,732)
Net increase (decrease) in cash	52,740	(464)	4,314	(252)	56,338
Cash — Beginning of period	365,044	2,264	18,337	(4,684)	380,961
Cash — End of period	$417,784	$1,800	$22,651	$(4,936)	$437,299